Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In thousands)	2015	2014	2013	2012	2011
Income (loss) before income taxes	$570	$(68,117)	$(148,346)	$(17,460)	$117,479
Plus fixed charges:
Interest expense	16,284	16,020	14,703	11,121	13,546
Amortizaton of discounts and debt issuance costs	13,679	13,277	9,451	5,066	5,264
Write off of unamortized deferred debt issuance costs	1,433	0	3,901	0	1,940
Portion of rents representative of an appropriate interest factor	6,049	5,414	5,682	6,175	6,786
Total fixed charges (1)	$37,445	$34,711	$33,737	$22,362	$27,536
Adjusted earnings (2)	$38,015	$(33,406)	$(114,609)	$4,902	$145,015
Ratio (2 divided by 1)	1.0	(1.0)	(3.4)	0.2	5.3
Fixed charges deficiency	$0	$68,117	$148,346	$17,460	$0